Exhibit 1

Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

+1 215 994 4000 Main

+1 215 994 2222 Fax

www.dechert.com

JOSEPH A. TATE

Of Counsel

joseph.tate@dechert.com

+1 215 994 2350 Direct

+1 215 655 2350 Fax

July 16, 2014

VIA FEDERAL EXPRESS

Gregory M. Shepard

7028 Portmarnock Place

Bradenton, FL 34202

Dear Mr. Shepard:

The purpose of this letter is to respond on behalf of Donegal Mutual Insurance Company (“Donegal Mutual” or the “Company”) to your letter of June 18, 2014 to the boards of directors of the Company and Donegal Group Inc. (“DGI”). In that letter, you proposed (1) a stock transaction whereby you would purchase approximately 3,971,000 DGI Class A shares from DGI Class A shareholders through market purchases, privately negotiated acquisitions, or a tender offer, (2) to sell 397,000 Class B shares to Donegal Mutual or a third party and (3) meeting to discuss with the boards of directors of the Company and DGI the prospect of you and/or your representatives having seats on one or both of the boards.

The board of directors of Donegal Mutual (the “Board”) has unanimously determined that it is not in the best interests of Donegal Mutual, its policyholders and its other constituencies for Donegal Mutual to enter into the transaction described in your letter or to engage in discussions with you regarding representation on the Board.

Sincerely,

Joseph A. Tate

bcc:	Don Nikolaus (via e-mail)

Jeff Miller (via e-mail)

Fred Dreher (via e-mail)

John Kauffman (via e-mail)